Filed by Symyx Technologies, Inc.
Pursuant to Rule 425 Under the Securities Act of 1933
And Deemed Filed pursuant to Rule 14a-12
Under the Securities Exchange Act of 1934

Subject Company: Symyx Technologies, Inc.
Commission File: 000-27765

Frequently Asked Questions

It is likely that you will have many questions regarding the exciting news that you have learned today.  In order to help you gain a better understanding of the announcement and to answer some of the more frequently asked questions, please find below a selection of responses.  These have been organized into the following sections for your convenience.

General Questions
Employee Questions
Customer Questions
Partner Questions

Should you have other questions please speak to your manager in the first instance.

General Questions

What is being announced and when?
On April 5, 2010, Accelrys and Symyx announced that they had entered into a definitive merger agreement. The transaction is expected to be completed by the end of June 2010.  Each company’s shareholders will own approximately 50% of the newly combined company.

Why are the Companies merging?
The combination of these two entities will create a new leading scientific informatics software company.  Bringing our companies together makes strategic sense for our customers, our shareholders, our partners and our employees.   It is a unique opportunity to offer a richer set of solutions to a broader market while achieving greater scale and strength.  In addition, the combination of our organizations will allow us to leverage an extensive talent base of chemistry, biology, materials science, and software expertise to deliver to our customers’ broader requirements.

When will the merger become final?
The merger is subject to the approval of the shareholders of both Accelrys and Symyx and review by certain regulatory bodies.  The merger is expected to close in the June 2010 timeframe and both companies will continue to operate independently during this interim period.

What, if any, integration planning will be done during the interim period?
Both companies have established joint teams, experienced at integration, whose goal is to ensure a successful combination of the two companies once the transaction closes. These teams have already started work on the details associated with combining our businesses so that once the transaction closes we will hit the ground running. Needless to say, there is a lot of work to be done over the next few months.

Why is this happening now?
As two of the leading players in the scientific software and services market, both Accelrys and Symyx are well acquainted with each others’ businesses and have previously had informal discussions about a possible merger.  With Symyx’s recent spin off the High Performance Research business, Symyx became a pure-play software company.  This event, along with the present business landscape, makes this merger a compelling proposition to both companies.  By combining our companies, we position ourselves as a leading player in our industry able to more effectively address an ever expanding set of customer needs. This combination also provides the combined entity with greater resources and scale to fully leverage our market opportunity.

Employee Questions

How will the combined company be organized and who will lead it?
Upon completion of the merger, Max Carnecchia will continue as the Chief Executive Officer, and Michael Piraino will continue as the Chief Financial Officer.  Isy Goldwasser, the CEO of Symyx, and Rex Jackson, the CFO of Symyx, will assist in the transition process. This decision has the support of both Isy and Max and has been endorsed by each company’s Board of Directors.  Decisions regarding other key leadership roles will be made during the integration planning process.  The combined company will bring together an unrivaled talent pool including some of the world’s leading scientists in the fields of chemistry, biology, materials science and software engineering. The company will be headquartered in San Diego, CA.

Will redundancies in roles created by the merger result in a reduction in the workforce?
The objective of this combination is to capitalize on a unique and exciting opportunity to combine two market leaders and create an unrivaled scientific software company taking full advantage of our strengths in serving our customers ever-changing scientific information management needs. It is not about consolidating for cost savings and, for the most part, our product lines are considerably more complementary than they are competitive.  However, mergers of this nature inevitably result in the overlap of some positions. Thus, we do anticipate that there will be changes within certain teams. While we are very early in the process of reviewing the combined organization and the resulting impact, we will complete this review in an open, timely, and respectful manner. Our goal is to ensure that we make well informed decisions that leverage talent and contribution wherever possible and that we provide those individuals displaced as a result of redundancy of roles with a competitive and supportive transition. We will communicate as soon as possible to the individuals that may be impacted by this merger.

How will decisions be made as to who is and who is not retained?
It is too early in the process to be able to confirm specifics about products, roles and reporting structures. An integration team with members of both Accelrys and Symyx will conduct a thorough review of both organizations such that by the closing date all decisions will have been finalized. Again, we understand the difficulty and distraction that uncertainty causes and we are committed to communicating promptly and thoroughly.  In the interim, we ask for your support and your focus on your current business priorities.

Will employees who are released receive separation packages?
The leadership teams and Boards of both companies feel very strongly about providing a fair and productive transition to employees who are displaced as part of restructuring. It is anticipated that individuals impacted by the merger will fall into two categories, those individuals who will depart the organization upon closing of the transaction and those who will be offered roles to assist for an additional period of time in order to ensure a smooth transition.

How will separation compensation be determined?
Again, be assured that both companies are committed to providing packages that are aligned, competitive and consistent with our past practices.  Those individuals impacted will receive information regarding the amount of separation compensation and outplacement services as promptly as practicable.

Will there be site closures?
There are no immediate plans to close any of our offices.  Over the next several months, we will determine the best site strategy to support our long term growth and success.  As such, it is too early in the process to be able to state which facilities will be maintained.  Once the process is completed we will communicate a longer term site plan.

How will the compensation and benefits of employees that are retained be impacted?
We do not anticipate any immediate changes in compensation or benefits upon the close of the transaction. As part of the integration planning, we will conduct a process by which we look to harmonize our title, compensation, equity, and benefit plans, but we will not be reducing salaries as a part of this process. In our initial review of benefit and compensation packages we have found many similarities in our plans and philosophies which should make the alignment of our structures and offerings relatively straightforward.

We do not anticipate changes to the amount, intent or spirit of our incentive plans. Our goal will be to maintain as much focus, consistency and momentum as possible minimizing business interruption. Following the close of the transaction, we will create a new financial operating plan but we anticipate the impact on specific individual incentive compensation plans to be minimal, if at all.

What happens to my company stock and/or option grants?
For Accelrys Staff: Any stock options and/or restricted stock units held by you are not impacted by the merger.  They will both continue to vest in accordance with their terms and you may exercise/sell them in accordance with such terms as long as the trading window is open.

For Symyx Staff: Until the merger is approved and the transaction closes, any stock option and/or restricted stock units held by you are not impacted and you may continue to exercise/sell your options or sell your restricted stock upon vesting in accordance with the terms of your applicable agreements as long as the trading window is open.  Generally speaking, following the close of the transaction, the outstanding options to purchase Symyx stock will be assumed by Accelrys, at the exchange ratio of 0.7802 shares of Accelrys common stock for each option to purchase Symyx common stock, and converted into rights to purchase Accelrys common stock.  Upon closing, all restricted stock units currently held by Symyx staff will vest in full and entitle the holder of such units to shares of the Company’s common stock, at the exchange ratio, for each share of Symyx common stock subject to the restricted stock unit.

Do my conditions of employment change under the combined company?
All US employees will continued to be still covered under their current “at will” employment terms unless otherwise specified and employees outside of the US will remain covered under the terms of their current employment contracts.  For purposes of “years of service” calculations, all original dates of hire will be honored by the combined company.

Do you expect to make additional acquisitions?
The future of the company will come from a strategy that combines organic growth and growth by acquisition. Our focus through the remainder of 2010 will be on the successful integration of our two organizations to best serve our customers’ needs. We will evaluate any other opportunities in keeping with our acquisition target strategy.

What do I do now?
We will continue to develop, market, and sell our products and services; we still need to support our customers and grow our business!  Both companies will continue to operate in the same manner as before, with employees conducting themselves in the normal course of business.  Some employees will have specific additional responsibilities with respect to the work necessary to finalize the transaction or in integration planning.  This process will begin immediately and integration teams will be formed with leads from each company to focus on the following areas: 1) Product/Technology; 2) Sales, Marketing, & Support; and 3) Finance & Administration.    While we recognize the uncertainty that change can bring, management is committed to making the combined company a place where each employee can realize his or her full potential.  We look forward to a successful integration of our two companies and encourage any suggestions or feedback you may have.  Our goal is to make this transition as smooth as possible for both our employees and our customers in order that we can focus on the exciting opportunities ahead.

During the period between signing and closing how do we work together with our respective counterparts?
While it is our intent that the merger be finalized according to schedule within the 60-90 day timeframe, please remember that during this interim period Accelrys and Symyx remain independent companies.  As such, disclosure of inter-company information should be done with discretion and in some cases only at the direction of one of the three integration teams. When in doubt, please ask for guidance.  We understand that working together as soon as possible is compelling, particularly to our field organizations, as we think about account planning and strategy.  However, we ask that you focus on the business of Accelrys and Symyx independently and commit that during the integration there will be ample communication designed to bring clarity to our joint go-to-market strategy across all products and services as we go forward.

What can I communicate about this merger?
External communication concerning this merger during this interim period should be limited to the information contained in the press release or customer Q&A document.  Communication to the outside investment community should be referred to either Michael Piraino at Accelrys or Rex Jackson at Symyx. All press or media enquiries should be directed to Paul Burrin at Accelrys or Bruce Pharr at Symyx. We also ask that you be mindful and circumspect regarding any disclosure of information on social media outlets such as Twitter and Facebook.

When will I learn more?
A site will be established on the HR intranet at each company for all updates and communications as soon as they become available. You should check this site often and if you have any questions, please do not hesitate to contact your manager, another member of your leadership team, or HR team member to assist you.

Customer Questions

How does this affect me as a customer?
We believe that this merger creates significant benefit for our customers.  By combining Accelrys and Symyx’s complementary strengths, our shared commitment to scientific innovation, and our significant scale and resources, we believe we will be in a unique position to deliver new and enhanced solutions that offer increased customer value.   Once the deal is closed, current customers will gain access to a larger organization with a broader set of capabilities delivered by a leading company for scientific informatics software. The additional scale of the new organization will also allow us to invest more in our products, solutions and services.

What happens to Accelrys products and technology?
Most of our product portfolios are complementary and it is our intention to bring together the best products of both companies to create value for our customers.  Our paramount concern is preserving the investment Accelrys and Symyx customers have made in our solutions.  An integrated product plan will be developed after comprehensive planning and feedback from both companies’ customers and partners.  Our focus will be on recognizing the capabilities of the combined companies’ product portfolio and delivering increased benefits to both customer bases.  Given the complementary nature of the company’s product portfolios, we anticipate most product roadmaps will remain in place.  In the few places where products have some overlap, a new combined roadmap will be created and communicated to customers and prospects as soon as possible.

How does this change my existing levels of service and contracts?
Supporting our customers with a high level of service is a key priority for us, both through this transition, and beyond.  You can continue to access support and work with the team just as you did prior to this announcement. There will be no changes to product support in the short term.  Once the deal is closed, the combined customer base will have even more technology and product options as we combine our capabilities and product portfolios.

Why should I consider purchasing new products, additional seats, or renewing my existing contract with Accelrys until this agreement is final?
As we have indicated, this merger is subject to regulatory reviews and stockholder approval.  During this interim period, Accelrys and Symyx will continue to operate as independent companies.  While each customer needs to make their own decisions, we believe there is no reason you should disrupt your business and project plans as a result of this agreement.  We are committed to preserving our customers’ investment in our solutions and believe the combined company will offer significant value well into the future.

Will any products of Accelrys or Symyx be “end-of-lifed”?
As we have indicated, we will continue to operate as independent companies for several months until the merger is completed.  Once the transaction closes, our intention is to bring together the best of both companies to create value for our customers.  Our paramount concern is preserving the investment Accelrys and Symyx customers have made in our solutions.  An integrated product plan will be developed after comprehensive planning and feedback from both companies’ customers and partners.  Our focus will be on recognizing the capabilities of the combined company’s product portfolio and delivering increased benefits to both customer bases.  Even in the specific case of Accelrys’ Accord product line, the combined company will honor the committed support period for all current Accord customers as the Accord replacement strategy is revisited.

What are the product integration plans?  Expected timing?
Product decisions, plans for integration and go to market strategies are all being carefully considered and will be addressed during our integration planning process – which will take place between the announcement and the close of the deal.   We will be seeking input from our customers and our partners during this period of time.  After closing, we will be communicating with our customers in more detail about the new company, our go-forward plans, and how customers can take advantage of the combined product portfolio.

Will my pricing change?  What happens to pricing if I am in the renewal process?
All existing pricing and current agreements will be honored.  If you are in the renewal process, you should proceed with the process.  Your contract and pricing will be honored according to the terms of the associated agreement.

Does this change existing release plans for Accelrys or Symyx products?
As we have stated, the two companies will continue to operate independently until the deal is approved and closed.  There is no change to existing release plans during that period.  Future direction for the product lines of both companies will be determined during the integration planning effort and following comprehensive input from our customers and partners.  Both Accelrys and Symyx are committed to preserving the value of customer investments and delivering software and services that drive more efficient process and better innovation for scientific research and development organizations around the globe.  Given the complementary nature of the company’s product portfolios, we anticipate most product roadmaps will remain in place.  In the few places where products have some overlap, a new combined roadmap will be created and communicated to customers and prospects as soon as possible.

Who should I work with during this interim period?
As the two companies will continue to operate independently until the deal is approved and closed, you will continue to work with your nominated Accelrys and / or Symyx points of contact in support, sales and services.

How can I provide my input to the product integration planning?
Representatives from Accelrys and Symyx will be reaching out to customers to solicit feedback during the integration planning period.

Partner Questions

How does this announcement change our partner relationship?
We anticipate that this deal strengthens our partner relationships.  The combined company will be an industry leader for scientific informatics software solutions.  We will have over 1,350 customers, including leaders in the biopharmaceutical, chemical, aerospace, and CPG industries, as well as Government and Academia.  This offers a broader opportunity for our partners and significant value to our customers as they seek to expand and grow impact of their investment in Accelrys and Symyx solutions.

How do partners benefit from this deal?
Partners will be able to work with a single vendor for many of their solution requirements related to scientific research and development.  In addition, partners will benefit from: (1) the scale and resources of the new combined organization; (2) the possibility to expand service and product offerings as a result of the combined product portfolio; and (3) the opportunity to access over 1,350 customers that include leaders in the biopharmaceutical, chemical, aerospace, and CPG industries, as well as Government and Academia.

How will partnerships be managed under the combined entity?
Both companies have established joint teams, experienced at integration, whose goal is to ensure a successful combination of the two companies once the transaction closes. These teams have already started work on the details associated with combining our businesses, so that once the transaction closes we will hit the ground running. Needless to say, there is a lot of work to be done over the next few months.  Further details will become available once the merger has been completed.

Who should partners talk to if they have more information?
During this interim period nothing changes in the way partners work with Accelrys and Symyx, so please continue to work with your nominated partner manager.

Forward-Looking Statements
Certain statements in this communication may constitute “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements relate to a variety of matters, including but not limited to: the timing and anticipated completion of the proposed merger; the benefits and synergies expected to result from the proposed merger; the anticipated customer base for Accelrys and Symyx following the completion of the proposed merger; and other statements that are not purely statements of historical fact.  These forward-looking statements are made on the basis of the current beliefs, expectations and assumptions of the management of Accelrys and Symyx and are subject to significant risks and uncertainty. Investors are cautioned not to place undue reliance on any such forward-looking statements.  All such forward-looking statements speak only as of the date they are made, and neither Accelrys nor Symyx undertakes any obligation to update or revise these statements, whether as a result of new information, future events or otherwise.

Factors that could cause actual results to differ materially from the forward-looking statements contained herein include, but are not limited to: any operational or cultural difficulties associated with the integration of the businesses of Accelrys and Symyx; potential adverse reactions or changes to business relationships resulting from the announcement or completion of the proposed merger; unexpected costs, charges or expenses resulting from the proposed merger; litigation or adverse judgments relating to the proposed merger; risks relating to the consummation of the contemplated merger, including the risk that the required stockholder approval might not be obtained in timely manner or at all or that other closing conditions will not be satisfied; the failure to realize synergies and cost savings from the transaction or delay in realization thereof; any difficulties associated with requests or directions from governmental authorities resulting from their reviews of the transaction; and any changes in general economic and/or industry-specific conditions.  Additional factors that could cause actual results to differ materially from those described in the forward-looking statements are set forth in the Annual Report on Form 10-K of Accelrys for the year ended March 31, 2009, which was filed with the SEC on May 26, 2009, under the heading “Item 1A—Risk Factors” and in the Annual Report on Form 10-K of Symyx for the year ended December 31, 2009, which was filed with the SEC on February 26, 2010, under the heading “Item 1A—Risk Factors,” and in subsequent reports on Forms 10-Q and 8-K and other filings made with the SEC by each of Accelrys and Symyx.

Important Merger Information and Additional Information and Where to Find It
This press release does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval. In connection with the proposed merger, Accelrys and Symyx will file relevant materials with the SEC, including the filing by Accelrys of a Registration Statement on Form S-4 containing a joint proxy statement/prospectus.  Investors are strongly urged to read the joint proxy statement/prospectus when it becomes available and other documents filed with the SEC by Accelrys and Symyx, because they will contain important information about Accelrys, Symyx and the proposed merger. The joint proxy statement/prospectus and other documents that will be filed by Accelrys and Symyx with the SEC will be available free of charge at the SEC’s website, www.sec.gov, by directing a request when such a filing is made to Accelrys, Inc., 10188 Telesis Court, San Diego, California 92121-1761, Attention: Corporate Secretary or by directing a request when such a filing is made to Symyx Technologies, Inc., 3100 Central Expressway, Santa Clara, California 95051, Attention: Corporate Secretary.

Accelrys, Symyx and their respective directors and certain of their executive officers may be considered participants in the solicitation of proxies in connection with the proposed merger. Information about the directors and executive officers of Accelrys is set forth in Accelrys’ most recent definitive proxy statement, which was filed with the SEC on July 21, 2009.  Information about the directors and executive officers of Symyx is set forth in Symyx’s most recent definitive proxy statement, which was filed with the SEC on April 29, 2009.  Certain directors and executive officers of Accelrys and Symyx may have direct or indirect interests in the proposed merger due to securities holdings, pre-existing or future indemnification arrangements, vesting of options or rights to severance payments if their employment is terminated following the proposed merger. Investors may obtain additional information regarding the interests of such participants by reading the joint proxy statement/prospectus Accelrys and Symyx will file with the SEC when it becomes available.